Nevada Property 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, Nevada 89109
November 13, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

 Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Nevada Property 1 LLC has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which was filed with the U.S. Securities and Exchange Commission on November 13, 2015.

Very truly yours,

/s/ Anthony J. Pearl
Anthony J. Pearl
General Counsel and Chief Compliance Officer